UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

PENN TREATY AMERICAN CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

707874103

(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
Elkhorn Partners Limited Partnership		Jason D. Benson
2222 Skyline Drive		McGrath North Mullin & Kratz, PC LLO
Elkhorn, NE 68022		Suite 3700 First National Tower
(402) 289-3217		Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 13, 2008

(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 707874103	13D	Page 2 of 3 Pages

1.	Name of Reporting Person

SS or IRS Identification Number of Above Person

Elkhorn Partners Limited Partnership / 47-0721875

2.	Check the Appropriate Box if a Member of a Group

/X/	(a)	/ /	(b)

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

/ /

6.	Citizenship or Place of Organization

Nebraska

7. Sole Voting Power

Number of	2,317,200 Shares
Shares
Beneficially	8. Shared Voting Power
Owned by
Reporting	0
Person
With	9. Sole Dispositive Power

2,317,200 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,317,200 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain

Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

Approximately 9.9% of voting securities

14.	Type of Reporting Person

                                PN

CUSIP NO. 707874103	13D	Page 3 of 3 Pages

Elkhorn Partners Limited Partnership (the “Partnership”) makes this filing to amend certain information previously reported by the Partnership. This filing constitutes Amendment No. 6 to the Schedule 13D of the Partnership. The Partnership amends such prior Schedule 13D reports with respect to the common stock of Penn Treaty American Corporation (“Penn Treaty”) by adding the following information to the items indicated:

ITEM 4. PURPOSE OF THE TRANSACTION.

The Partnership believes that it is in the best interests of Penn Treaty and its shareholders to have a diversified and shareholder represented board of directors. Accordingly, the Partnership intends to nominate (subject to Penn Treaty and regulatory requirements) five to six persons for election to the Penn Treaty board of directors at the next annual meeting of shareholders of Penn Treaty. The Partnership expects those nominees to include, but not be limited to, Alan S. Parsow, Sean T. Mullen, Peter J. Gordon and Arnold H. Joffe. Certain background information regarding these individuals is attached as Exhibit A.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)(b) As of March 13, 2008, the Partnership owns 2,293,700 shares of Penn Treaty common stock. Mr. Parsow also owns 23,500 shares of Penn Treaty common stock in an individual retirement account. Exhibit 99.2 to the Penn Treaty Current Report on Form 8-K dated February 1, 2008 reported that there were outstanding 23,290,712 shares of Penn Treaty common stock as of January 31, 2008. Based on this number, the Partnership and Mr. Parsow own approximately 9.9% of the Penn Treaty common stock.

(c) During the past 60 days, (i) the Partnership purchased 11,100 shares of Penn Treaty common stock, in open market transactions, at prices ranging from $5.12 to $5.44 per share and (ii) Mr. Parsow purchased 250 shares of Penn Treaty common stock, in an open market transaction, at $5.25 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: March 14, 2008

Elkhorn Partners Limited Partnership

By: Parsow Management LLC, General Partner

By: /s/ Alan S. Parsow

Alan S. Parsow

Sole Manager

EXHIBIT A

Alan S. Parsow

2222 Skyline Drive, Elkhorn, NE 68022	aparsow@aol.com	(402) 289-3217

EXPERIENCE

1989-Present	Elkhorn Partners Limited Partnership	Elkhorn, NE

Sole Manager of General Partner

Elkhorn Partners Limited Partnership is a Nebraska limited investment partnership. Elkhorn Partners is a conservatively managed growth and income investment partnership. The partnership uses both a value and contrary oriented investment approach to attempt to achieve its goals. It employs no leverage of hedging techniques, except for its ability to sell covered calls and to short some ETF’s against its index holdings. Since its inception, Elkhorn Partners has returned in excess of 14% net, compounded annually.

PROFESSIONAL & COMMUNITY AFFILIATIONS

•     Trustee, HSBC Investor Funds Group and its predecessors.

•     Former Director of Campbell Resources, a NYSE listed Canadian gold mining company

•     Former Director of CACI International, a NASDAQ listed professional services company

•     Former Director of National Lampoon, a NASDAQ listed entertainment company

•     Former Director of Orange Co., a NYSE listed citrus and real estate company

EDUCATION	University of Nebraska at Lincoln
B.A. in classics with minors in accounting and art history

Sean T. Mullen

639 N. 157 Cir., Omaha, NE 68118	(402) 493-8708

EXPERIENCE

1985-Present	Hancock & Dana P.C.	Omaha, NE

Shareholder

Mr. Mullen has over 25 years of experience in public accounting serving a wide range of clients in the areas of tax and management/financial consulting. He has been engaged in numerous litigation issues and has testified as the designated expert and consultant involving a wide array of business disputes. His principal areas of practice include:

•     Transaction structuring/consulting

•     Valuation issues/litigation support

•     Estate/family wealth planning

•     General business/financial and tax planning

PROFESSIONAL & COMMUNITY AFFILIATIONS

•     Nebraska Bar Association

•     Iowa Bar Association

•     U.S. Tax Court

•     Governing Board Member, Creighton Preparatory High School

•     Past Board Member, Catholic Charities

•     Past Board Member, Child Savings Institute

EDUCATION	Creighton University
Creighton University, B.S.B.A., 1978
Creighton University, J.D., 1981

Peter J. Gordon

901 South Trooper Rd., Norristown, PA 19403	pgordon@firstservice.com	(610) 650-0600

EXPERIENCE

2004-Present	FirstService Financial, Inc.	Norristown, PA

President

Establish preferred vendor relationships with national and international financial institutions, insurance companies and service vendors to provide related products to over 2,500 communities managed by FirstService Corporation (FSRV-NASDAQ) and its affiliates. Develop corporate strategy, alliances and client relationships. Evaluate and stimulate product growth in new regions of North America, Europe, Australia and the Pacific Rim. Execute and support regional, national and international affiliations.

1998-2004	FirstService Financial	Norristown, PA

Chief Operating Officer

Launched the preferred vendor program. Negotiated acquisitions for FirstService Corporation. Supported product growth across the United States, growing the company from $400,000 to $10 million in annual revenue.

1988-1998	Berman Development Corp.	Norristown, PA

Senior Vice President

Responsible for the financing, development and management of 2000 multi-family units for regional builder of multi-family and single family homes in the Philadelphia metropolitan area.

1983-1988	Integrated Resources	New York, NY

Vice President of Acquisitions

Managed transactions for subsidiary that served as the managing general partner of a series of blind pool limited partnerships that purchased garden apartment complexes throughout the US.

EDUCATION	University of California in Los Angeles (UCLA)
M.B.A. in Finance and Urban Land Economics

Arnold H. Joffe

2810 S. 100th Street, Omaha, NE 68124	(402) 397-3397

EXPERIENCE

1981-Present	Grace Mayer Insurance Agency	Omaha, NE

CEO

Mr. Joffe was President of Grace Mayer from 1981 until 2002, when he took the position of CEO. Grace Mayer is one of the leading independent insurance agencies in the Midwest. Since 1917, the agency’s core has been providing property and casualty, employee benefits, life and estate, and personal insurance business services. Although locally owned and operated in Omaha, Nebraska, Grace Mayer provides coverage for clients throughout the U.S., as well as internationally.

PROFESSIONAL & COMMUNITY AFFILIATIONS

•     Investor and member of Board of Directors at the Enterprise Bank, Omaha, NE

•     Member of Producer Advisory Council of Hartford Insurance (1990 – present)

•     Former member of Board of Advisors of CNA Insurance Company

•     Former member of Board of Directors of Independent Insurance Agents of Nebraska

•     Former member of Board of Directors of Independent Insurance Agents of Omaha

•     Former President of Independent Insurance Agents of Omaha

•     Former member of Board of Directors of Highland Country Club

•     Former President of Highland Country Club

•     Former member of Board of Directors of Beth El Synagogue

EDUCATION	University of Nebraska at Lincoln
B.S., 1961